 Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

November 8, 2010

NR 10-17

ANIMAS RESOURCES CLOSES $1.7 MILLION FINANCING

Animas Resources Ltd. (TSX.V:ANI) Animas Resources announces that the non-brokered private placement was over-subscribed and was closed for gross proceeds of $1,700,000.

The private placement of 4,857,141 units at $0.35 per unit has been approved by the TSX Venture Exchange.  Each unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.55 per common share. In addition, Finder’s Warrants, entitling the holder to purchase up to 286,248 Units for a period of 24 months from issue at $0.35 per Unit and cash finder’s fees of $100,187 are paid. All securities issued are subject to a four-month hold period expiring on March 4, 2011. Insiders invested $539,750 in this placement.

About Animas Resources Ltd.

Animas Resources Ltd.'s mission is to grow the Company through discovery and acquisition of high-quality mineral deposits of a significant size and to build upon the historic and current gold resources. The Company maintains a pipeline of only the highest quality projects including Santa Gertrudis in Sonora Mexico, Golden Arrow and Kinsley Mountain in Nevada, USA.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.